EXHIBIT 99.1

EDAP Reports Third Quarter 2008 Financial Results

 Third Quarter 2008 Highlights:
 ------------------------------

 * Cash position of EUR 14.1 million (USD 19.8 million) supporting growth initiatives
 * Total HIFU revenue of EUR 1.9 million (USD 2.8 million), up 16.7%
   sequentially
 * Gross profit of EUR 2.0 million (USD 2.9 million), up 8.8% over third quarter 2007
 * Gross margin increased to 43.8% compared to 39.2% in third quarter
   2007
 * Robust backlog of three Ablatherm-HIFU and twelve lithotripsy devices

LYON, France, Nov. 20, 2008 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today financial results for the third quarter ended September 30, 2008.

For the third quarter 2008, total revenue was EUR 4.6 million (USD 6.8 million), compared to EUR 4.7 million (USD 6.5 million) for the same period in 2007. Total revenue for the third quarter 2008 reflected the anticipated seasonality for HIFU device sales and return of lithotripsy sales to expected normalized levels over the period.

Total revenue for the Company's HIFU division was EUR 1.9 million in the third quarter 2008 (USD 2.8 million), flat from the same period in 2007 and up 16.7% sequentially. For the nine months ended September 30, 2008, the Company sold a total of three Ablatherm-HIFU systems, equivalent to the number of HIFU devices sold during the same period of last year. At the beginning of the fourth quarter 2008, the Company had a backlog of three machines and is actively developing a strong pipeline of projects for the end of the year.

Total revenue for the Company's lithotripsy division was EUR 2.7 million (USD 3.9 million) in the third quarter 2008, compared to EUR 2.8 million (USD 3.9 million) for the same period last year. In the third quarter 2008, the Company sold a total of seven machines, including one Sonolith I-Sys device. Two additional lithotripsy machines were delivered in September but will be recognized in the Company's October 2008 sales period in compliance with accounting rules. The Company converted a portion of its second quarter 2008 backlog into revenue during the third quarter of 2008 while returning to normalized machine sales as anticipated following a strong second quarter 2008. At the beginning of the fourth quarter 2008, the Company had a backlog of twelve lithotripsy machines, including six Sonolith I-sys devices.

Gross profit for the third quarter 2008 was EUR 2.0 million (USD 2.9 million), compared to EUR 1.8 million (USD 2.5 million) for the third quarter 2007. Gross profit margin increased to 43.8% in the third quarter 2008, up from 39.5% in the third quarter 2007 due to improved margins in the lithotripsy business and a more favorable mix of machine sales.

Operating expenses of EUR 3.3 million (USD 4.9 million) in the third quarter 2008 were flat from the third quarter 2007. Third quarter 2008 operating expenses included EUR 0.6 million related to the U.S. FDA ENLIGHT clinical trial for Ablatherm. For the nine months ended September 30, 2008, total operating expenses decreased EUR 0.2 million, or 2.7%, excluding U.S. clinical trial expenses. Operating loss was EUR 4.3 million for the nine months ended September 30, 2008, compared to an operating loss of EUR 3.3 million for same period of 2007. The year-over-year increase in operating loss was primarily attributed to the EUR 0.8 million increase in U.S. clinical trials expenses.

The net loss for the third quarter 2008 was EUR 4.0 million, or EUR 0.43 per diluted share, compared to a net loss of EUR 1.4 million, or EUR 0.16 per diluted share, in 2007. The third quarter 2008 net loss included a non-cash financial charge of EUR 2.5 million reflecting the adjustment of the Company's convertible preferred debt and outstanding warrants to fair value.

Cash and cash equivalents, including short-term treasury investments, were EUR 14.1 million (USD 19.8 million) at September 30, 2008, up 5.2% sequentially. The positive cash flow for the third quarter of 2008 is primarily attributed to improved working capital requirements and the currency valuation of the U.S. dollar against the Euro. For the nine months ended September 30, 2008, the Company's cash burn was EUR 4.5 million, including EUR 1.6 million for the U.S. FDA clinical trials.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "Entering the fourth quarter, we are encouraged by the expected return of capital equipment sales from our robust pipeline of projects. We are pleased with the increased order flow and momentum achieved in our backlog of three Ablatherm and twelve lithotripsy devices thus far and are confident the substantial volume will represent a significant increase in fourth quarter 2008 sales. EDAP remains focused on increasing the awareness and adoption of our entire product portfolio through the continuation of aggressive sales and marketing initiatives."

Mr. Oczachowski continued, "Given today's challenging economic environment, EDAP's cash position allows us to continue investing in the Company's overall growth by furthering our key strategic objectives to expand HIFU in Europe, successfully complete our U.S. ENLIGHT clinical trial, and develop our deep project pipeline. Our cash resources and differentiated technology provide EDAP with a competitive advantage that gives us confidence that we will continue to move forward despite the broader market's instability."

Separately, EDAP announced that Hugues de Bantel has resigned from the Company's Board of Directors to pursue other interests.

Philippe Chauveau, EDAP's Chairman of the Board, said, "We appreciate the dedication that Hugues has provided to EDAP over his twelve-year tenure at the Company. We thank him for his contributions and wish him the best in his future endeavors."

Conference Call

EDAP will hold a conference call on Thursday, November 20, 2008 at 8:00 a.m. ET to discuss the results. The dial-in numbers are 1-888-241-0558 for domestic callers and 1-647-427-3417 for international. The conference ID number for both is 71345056. A live webcast of the conference call will be available online from the investor relations page of the Company's new corporate Website at www.edap-tms.com.

After the live webcast, the call will remain available on EDAP's Website, www.edap-tms.com, through February 20, 2009. In addition, a telephonic replay of the call will be available until December 4, 2008. The replay dial-in numbers are 1-800-374-7921 for domestic callers and 1-402-220-0879 for international callers. Please use event ID number 71345056.

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com or http://www.urotoday.com/HIFU.

                             EDAP TMS S.A.
      CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

                             Three Months Ended:   Three Months Ended:
                             -------------------   -------------------
                             Sept. 30,  Sept. 30,  Sept. 30,  Sept. 30,
                               2008       2007       2008       2007
                               Euros      Euros      $US        $US

 Sales of goods                 2,218      2,268      3,279      3,142

 Net Sales of RPP and Leases    1,003      1,005      1,482      1,393
 Sales of spare parts and
  Services                      1,309      1,380      1,935      1,912
                            ---------  ---------  ---------  ---------

 TOTAL NET SALES                4,530      4,653      6,696      6,448

 Other revenues                    38         33         56         45
                            ---------  ---------  ---------  ---------

 TOTAL REVENUES                 4,568      4,686      6,752      6,493
                            ---------  ---------  ---------  ---------

 Cost of goods                 (1,369)    (1,354)    (2,023)    (1,877)

 Cost of RPP and Leases          (556)      (486)      (822)      (673)

 Cost of spare parts &
  services                       (660)    (1,023)      (975)    (1,417)
                            ---------  ---------  ---------  ---------

 Cost of sales                 (2,585)    (2,863)    (3,820)    (3,967)
                            ---------  ---------  ---------  ---------

 GROSS PROFIT                   1,984      1,823      2,932      2,526

 Research & development
  expenses                     (1,012)      (761)    (1,496)    (1,055)

 Marketing & Sales expenses    (1,317)    (1,273)    (1,947)    (1,763)

 G & A expenses                  (988)    (1,143)    (1,460)    (1,584)

 Non-recurring profit /
  (expenses)                       --       (136)        --       (188)
                            ---------  ---------  ---------  ---------

 Total operating expenses      (3,318)    (3,313)    (4,903)    (4,589)

 OPERATING PROFIT (LOSS)       (1,334)    (1,489)    (1,971)    (2,063)

 Interest (expense) income,
  net                          (2,871)         5     (4,243)         6

 Currency exchange gains
  (loss), net                     305         11        451         15

 Other income (loss), net          (4)         3         (6)         4
                            ---------  ---------  ---------  ---------

 INCOME (LOSS) BEFORE TAXES
  AND MINORITY INTEREST        (3,904)    (1,471)    (5,770)    (2,038)

 Income tax (expense) credit      (88)        25       (129)        34
                            ---------  ---------  ---------  ---------

 NET INCOME                    (3,992)    (1,446)    (5,900)    (2,003)
 (LOSS)

                            =========  =========  =========  =========

 Earning per share - Basic      (0.43)     (0.16)     (0.63)     (0.22)

 Average number of shares
  used in computation of
  EPS                       9,356,372  9,163,007  9,356,372  9,163,007

 Earning per share - Diluted    (0.43)     (0.16)     (0.63)     (0.22)

 Average number of shares
  used in computation of
  EPS for positive net
  income                    9,432,074  9,519,169  9,432,074  9,519,169

 NOTE: Translated for convenience of the reader to U.S. dollars at the
 2008 average three months noon buying rate of 1 Euro = 1.4780 USD, and
 2007 average three months noon buying rate of 1 Euro = 1.3857 USD.

                             EDAP TMS S.A.
       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
 (Amounts in thousands of Euros and U.S. Dollars, except per share data)

                    Nine Months Ended:          Nine Months Ended:
                    ------------------          ------------------
                  Sept. 30,      Sept. 30,    Sept. 30,     Sept. 30,
                    2008           2007         2008          2007
                    Euros          Euros         $US           $US

 Sales of goods        6,461       7,430         9,839        10,056

 Net Sales of
  RPP and Leases       3,317       3,576         5,051         4,840
 Sales of spare
  parts and
  Services             4,126       4,210         6,282         5,698
                  ----------  ----------    ----------    ----------

 TOTAL NET SALES      13,904      15,217        21,172        20,594

 Other revenues          130          82           197           111
                  ----------  ----------    ----------    ----------

 TOTAL REVENUES       14,033      15,299        21,369        20,706
                  ----------  ----------    ----------    ----------

 Cost of goods        (4,216)     (4,713)       (6,419)       (6,378)

 Cost of RPP and
  Leases              (1,759)     (1,603)       (2,679)       (2,170)

 Cost of spare
  parts &
  services            (2,245)     (2,820)       (3,418)       (3,817)
                  ----------  ----------    ----------    ----------

 Cost of sales        (8,220)     (9,136)      (12,516)      (12,364)
                  ----------  ----------    ----------    ----------

 GROSS PROFIT          5,814       6,163         8,853         8,341

 Research &
  development
  expenses            (3,099)     (2,320)       (4,720)       (3,140)

 Marketing &
  Sales expenses      (3,997)     (3,935)       (6,086)       (5,326)

 G & A expenses       (2,991)     (3,561)       (4,554)       (4,819)

 Non-recurring
  profit /
 (expenses)               --         306            --           414
                  ----------  ----------    ----------    ----------

 Total operating
  expenses           (10,087)     (9,511)      (15,361)      (12,872)

 OPERATING PROFIT
  (LOSS)              (4,274)     (3,348)       (6,508)       (4,531)

 Interest
 (expense)
  income, net          1,941          11         2,955            15

 Currency
  exchange gains
 (loss), net             239        (217)          364          (294)

 Other income
  (loss), net              4          14             6            20
                  ----------  ----------    ----------    ----------

 INCOME (LOSS)
  BEFORE TAXES
  AND MINORITY
  INTEREST            (2,090)     (3,539)       (3,183)       (4,790)

 Income tax
  (expense)
  credit                  97         148           147           201
                  ----------  ----------    ----------    ----------

 NET INCOME
  (LOSS)              (1,994)     (3,391)       (3,036)       (4,589)
                  ==========  ==========    ==========    ==========

 Earning per
  share - Basic        (0.21)      (0.37)        (0.32)        (0.50)

 Average number
  of shares used
  in computation
  of EPS           9,356,372   9,163,007     9,356,372     9,163,007

 Earning per
  share -
  Diluted              (0.21)      (0.37)        (0.32)        (0.50)

 Average number
  of shares used
  in computation
  of EPS for
  positive net
  income           9,432,074   9,528,936     9,432,074     9,528,936

 NOTE: Translated for convenience of the reader to U.S. dollars at the
 2008 average nine months noon buying rate of 1 Euro = 1.5228 USD, and
 2007 average nine months noon buying rate of 1 Euro = 1.3534 USD.

                                EDAP TMS S.A.
           CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
            (Amounts in thousands of Euros and U.S. Dollars)

                    September 30,  June 30,  September 30,  June 30,
                        2008         2008        2008         2008
                       Euros        Euros        $US          $US

 Cash, cash
  equivalents and
  short term
  investments           14,072     13,406       19,815        21,112

 Total current
  assets                32,094     31,061       44,534        48,176

 Total current
  liabilities           12,321     11,580       17,349        18,236

 Shareholders'
  Equity                13,106     16,758       18,454        26,391

 NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.4081 USD, on September  30, 2008 and at the noon buying rate of 1 Euro = 1.5748 USD, on June 30, 2008.

                                EDAP TMS S.A.
             CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
                  NINE MONTHS ENDED SEPTEMBER 30, 2008
                     (Amounts in thousands of Euros)

                   HIFU          UDS     FDA    Corporate  Total After
                  Division     Division  Trials              Consoli-
                                                             dation

 Sales of goods      1,916      4,545                         6,461
 Sales of RPPs &
  Leases             2,582        735                         3,317
 Sales of spare
  parts &
  services           1,183      2,943                         4,126
                   -------    -------    -------  -------   -------
 TOTAL NET SALES     5,681      8,223                        13,904

                   -------    -------    -------  -------   -------
 Other revenues         97         32                           130

                   -------    -------    -------  -------   -------
 TOTAL REVENUES      5,778      8,255                        14,033

                   -------    -------    -------  -------   -------
 GROSS PROFIT        3,411 60%  2,403 29%                     5,814 42%

 Research &
  Development         (817)      (771)   (1,512)             (3,099)
 Total SG&A plus
  depreciation      (2,689)    (2,709)      (81)  (1,509)    (6,988)
                   -------    -------    -------  -------   -------

 OPERATING PROFIT
  (LOSS)               (95)    (1,077)   (1,592)  (1,509)    (4,274)

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          R.J. Pellegrino
          646-536-7009
          rpellegrino@theruthgroup.com